Exhibit 99.1

Contactos: ASUR Lic. Adolfo Castro +52+55-5284-0408 acastro@asur.com.mx Lic. David Barlow +52-55-5284-0483 dbarlow@asur.com.mx	InspIR Group Susan Borinelli +1-646-330-5907 susan@inspirgroup.com

ASUR CLOSES ACQUISITION OF MOTIVA’S INTERESTS IN AIRPORTS IN BRAZIL, ECUADOR, COSTA RICA AND CURAÇAO

Mexico City, September 1, 2026 – Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (“ASUR”) and Motiva Infraestrutura de Mobilidade S.A. (B3: MOTV3) (“Motiva”) announced today that, following the satisfaction of all conditions precedent under the agreement entered into on November 18, 2025, the acquisition of Motiva’s entire equity interest in Companhia de Participações em Concessões (“CPC”), a subsidiary owned by Motiva, has been closed for a purchase price of R$5.1 billion (US$992.2 million), following customary closing adjustments.

The transaction represents a key component of ASUR’s growth strategy and was financed through a loan facility arranged when ASUR submitted its offer to Motiva.

As a result of the transaction, ASUR has added to its portfolio 20 airports across four markets in Latin America and the Caribbean, including Brazil, Latin America’s largest aviation market by passenger traffic.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain, and develop 16 airports across the Americas. The Company operates nine airports in southeastern Mexico, including Cancún Airport, the largest tourist gateway in Mexico, the Caribbean, and Latin America; as well as six airports in northern Colombia, including Medellin international airport (Rionegro), the second busiest in Colombia.

ASUR also holds a 60% interest in Aerostar Airport Holdings, LLC, operator of Luis Muñoz Marin International Airport in San Juan, the capital of Puerto Rico, the island’s primary international gateway. San Juan Airport was the first and remains the only major airport in the U.S. to have successfully completed a public–private partnership under the FAA Pilot Program. ASUR has recently expanded into airport commercial services through ASUR US Airports, which partners with airports and airlines to deliver enhanced retail and passenger experiences. ASUR US Airports operates at major U.S. hubs, including Los Angeles International, Chicago O’Hare, and John F. Kennedy International, and has historically shown competitive performance against U.S. commercial revenue benchmarks.

Headquartered in Mexico, ASUR is listed on both the Mexican Bolsa (BMV) under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) B-series shares. For further information, visit www.asur.com.mx.

About Motiva

Motiva Infraestrutura de Mobilidade S.A. (“Motiva”) is Brazil’s largest mobility infrastructure company, operating across the toll road, rail and airport sectors. It operates 37 assets in 13 Brazilian states and employs more than 16,000 people. The Company is responsible for managing and maintaining 4,475 kilometers of toll roads and provides 3,600 services daily. Its rail platform, which operates subway systems, trains and light rail vehicles, transports 750 million passengers annually. Its airport platform, comprising 17 airports in Brazil and three internationally, serves approximately 45 million passengers per year. The Company has been included in the B3 Corporate Sustainability Index for 14 years. For more information, please visit www.motiva.com.br.

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